July 15, 2025

Robert Weinstein
Chief Financial Officer
TAO Synergies Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

       Re: TAO Synergies Inc.
           Registration Statement on Form S-3
           Filed July 11, 2025
           File No. 333-288647
Dear Robert Weinstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Daniel A. Bagliebter, Esq.